March 18, 2011

VIA EDGAR and FEDERAL EXPRESS
H. Christopher Owings, Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  Movie Trailer Galaxy, Inc. (“Movie Trailer” or the “Company”)
        Amendment No. 4 to Registration Statement on Form S-1
        Filed March 2, 2011
        File No. 333-169970

Dear Mr. Owings,

We are in receipt of your comment letter dated March 17, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Summary, page 1

Summary of Consolidated Financial Information, page 2

Statement of Operations, page 2

1.
We note your revised disclosure and response to comment one of our letter dated February 22, 2011.  However, the amount you disclose for total operating expenses and Net Loss since inception of $12,251.00 is not correct.  The total operating expenses incurred from inception on April 27, 2010 through November 30, 2010 is $12,795.00.  Please revise your disclosure accordingly.

ANSWER:	The Company has revised its disclosure with respect to its total operating expenses and Net loss incurred from inception on April 27, 2010 through November 30, 2010 to reflect the $12,795.00 incurred by the Company.

Risk Factors, page 3

Some of the Selling Shareholders in this Offering….,page 6

2.
We note your revised disclosure and response to comment two of our letter dated February 22, 2011.  As previously requested, please disclose that the facts in this risk factor suggest that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

ANSWER:	The Company has revised this risk factor to state that the facts presented in this risk factor suggest that the Company’s business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Financial Statements, page F-1

Unaudited Financial Statements – as of November 30, 2010

3.	Please label all columns and headings as “unaudited” where appropriate on statements on pages F-15 through F-17.

ANSWER:	The Unaudited Financial Statements have been revised to properly connote which columns and headings represent "unaudited” financial information.

Very truly yours,

ANSLOW & JACLIN, LLP

By:___________________________
GREGG E. JACLIN